March 13, 2020

Casey McGarvey
Chief Legal Officer
Purple Innovation, Inc.
4100 North Chapel Ridge Road, Suite 200
Lehi, Utah 84043

       Re: Purple Innovation, Inc.
           Form S-3
           FIled March 10, 2020
           File No. 333-237045

Dear Mr. McGarvey :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing